SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The material change report included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES
MATERIAL CHANGE REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 8, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Canadian Pacific Railway Limited Suite 500, Gulf Canada Square 401 – 9th Avenue S.W. Calgary, Alberta T2P 4Z4

Item 2	Date of Material Change

The material change occurred on April 4, 2005.

Item 3	News Release

A press release was issued on April 5, 2005, reporting the material change and disseminating the information through Canada Newswire from Calgary, Alberta, to the general media throughout Canada and the United States.

Item 4	Summary of Material Change

Canadian Pacific Railway Limited’s wholly-owned subsidiary, Canadian Pacific Railway Company, entered into a five-year agreement with Elk Valley Coal Corporation (“EVCC”) for the transportation of metallurgical coal from all of EVCC’s mines in southeast British Columbia to Vancouver areas ports. The parties also agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the aforementioned transportation of coal.

Item 5	Full Description of Material Change

On April 4, 2005, Canadian Pacific Railway Limited’s wholly-owned subsidiary, Canadian Pacific Railway Company, entered into a five-year agreement with Elk Valley Coal Corporation (“EVCC”) for the transportation of metallurgical coal from all of EVCC’s mines in southeast British Columbia to Vancouver areas ports. The parties also agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the aforementioned transportation of coal.

Key elements of the confidential contract are as follows:

•	a five-year deal covering EVCC’s five mines in southeast B.C. that is retroactive to April 1, 2004, and extends to March 31, 2009;
•	a commitment to increase the base volumes of coal to be moved in line with EVCC’s planned capacity increases;
•	a framework for the movement of additional tonnes above the base volume during the 2006-2008 coal years, with a rate premium on the additional tonnes;

•	fixed coal year rates for the first three years of the contract, with the 2004 rate being approximately 20% higher than the 2003 rate and the 2005 and 2006 rates being in the order of 60% higher than the 2003 rate;
•	rates for the 2007 and 2008 coal years that will be linked to EVCC’s price for coal with a floor and ceiling rate, both of which will be higher than the 2004 rate;
•	a fuel cost adjustment mechanism for the last two years of the contract.

In addition, the parties resolved a number of other operations and commercial issues.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

For further information, please contact Robert V. Horte, Corporate Secretary, at the above mentioned address or by telephone at (403) 319-6171.

Item 9	Date of Report

April 8, 2005

CANADIAN PACIFIC RAILWAY LIMITED

By:	Signed:	Robert V. Horte

	Name:	Robert V. Horte
	Title:	Corporate Secretary